The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-148054
Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated March 31, 2011
Pricing Supplement to the Prospectus dated May 16, 2008, the Prospectus Supplement dated January 25, 2010 and the Product Supplement dated January 19, 2011
US$    ●
Senior Medium-Term Notes, Series A
Buffered Bullish Digital Return Notes due October 31, 2012
Linked to the iShares® Silver Trust

•
The notes are designed for investors who seek a fixed positive return equal to the Digital Return (as defined below) if there is any appreciation in the share price of the iShares® Silver Trust (the “Underlying Asset”).  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Underlying Asset decreases by more than 10% from its price on the pricing date, for a maximum loss of up to 90% the principal amount.

•	The Digital Return will be 19.25%. Accordingly, the maximum amount payable on the notes is expected to be $1,192.50 for each $1,000 in principal amount.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on April 26, 2011, and the notes are expected to settle on or about April 29, 2011.

•	The notes are scheduled to mature on October 31, 2012.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366QFY8.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-3 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 5 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal
Per Note	US$1,000	●	●
Total	US$ ●	US$ ●	US$ ●

(1)
In addition to the agent’s commission, the price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes. The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	iShares® Silver Trust (NYSE Arca symbol: SLV). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal $1,192.50, calculated as follows:

Principal Amount + (Principal Amount x Digital Return)

If the Percentage Change is between 0% and -10% inclusive, then the investors will receive their principal amount.

If the Percentage Change is less than -10%, then the investors will receive a cash payment equal to:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Digital Return:	19.25%.

Initial Level:	The closing price of one share of the Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the Underlying Asset on the Valuation Date.

Buffer Level:	90% of the Initial Level.

Buffer Percentage:
10%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Underlying Asset does not decrease by more than 10%.  If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 90% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about April 26, 2011

Settlement Date:	On or about April 29, 2011, as determined on the Pricing Date.

Valuation Date:	On or about October 26, 2012, as determined on the Pricing Date.

Maturity Date:	On or about October 31, 2012, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated January 19, 2011, the prospectus supplement dated January 25, 2010 and the prospectus dated May 16, 2008.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated January 19, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911000182/f1230100424b5.htm

•	Prospectus supplement dated January 25, 2010:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004957/o58842b5e424b5.htm

•	Prospectus dated May 16, 2008:
http://www.sec.gov/Archives/edgar/data/927971/000095012310004953/o58753e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this terms sheet, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 10%. The payment at maturity will be based on the Final Level, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. Accordingly, you could lose up to 90% of the principal amount of your notes.

•
Your return on the notes is limited to the Digital Return, regardless of any appreciation in the share price of the Underlying Asset. — The return on your notes will not be greater than the Digital Return. This will be the case even if the Percentage Change exceeds the Digital Return of 19.25%.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading silver or shares of the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will not have any shareholder rights in the Underlying Asset or rights of a holder of any silver held by the Underlying Asset, and will have no right to receive any shares of the Underlying Asset or any silver at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset, or any silver held by the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any ownership rights of the silver held by the Underlying Asset, or any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Underlying Asset.

•
Adjustments to the Underlying Asset could adversely affect the notes. — The Bank of New York Mellon, as the trustee of the Underlying Asset (the “Trustee”), is responsible for calculating and maintaining the Underlying Asset. The Trustee may redeem the outstanding shares or issue new shares of the Underlying Asset or make other methodological changes that could change the share price of the Underlying Asset at any time.  If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

•
We and our affiliates generally do not have any affiliation with the Trustee or the Underlying Asset and are not responsible for its public disclosure of information. — We and our affiliates are not affiliated with the Trustee or the Underlying Asset in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the Underlying Asset. Neither the Trustee nor the Underlying Asset is involved in this offering in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Trustee or the Underlying Asset contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Underlying Asset.

•
The share price of the Underlying Asset is linked closely to the price of silver, which may change unpredictably and affect the value of the notes in unforeseeable ways. — The Underlying Asset attempts to mirror as closely as possible, before fees and expenses, the performance of the price of silver bullion.  As a result, the value of the shares of the Underlying Asset relates directly to the value of the silver held by the Underlying Asset.  The silver markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The price of silver used to determine the value of the silver held by the Underlying Asset is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits that would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions that hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
Investing in the Underlying Asset is not the same as investing directly in silver. — The performance of the Underlying Asset may not fully replicate the performance of the price of silver due to the fees and expenses charged by the sponsor of the Underlying Asset, liabilities of the Underlying Asset, restrictions on access to silver, or other circumstances.  The Underlying Asset does not generate any income and as the Underlying Asset regularly sells silver to pay for its ongoing expenses and liabilities, the amount of silver represented by each share of the Underlying Asset has gradually declined over time. The Underlying Asset sells silver to pay expenses and liabilities on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of silver.  The Underlying Asset currently has an expense ratio of approximately 0.50% per year. The sale of the Underlying Asset’s silver to pay expenses at a time of low silver prices could adversely affect the value of the Underlying Asset.  Additionally, there is a risk that part or all of the Underlying Asset’s silver could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or other events.

•
Changes in the methodology used to calculate the silver spot price or changes in laws or regulations which affect the price of silver may affect the value of the notes.  — Three members of the London Bullion Market Association (the “LBMA”) set the fixings of silver (the “silver spot price”) used to determine the value of silver held by the Underlying Asset, and may adjust the determination of the silver spot price in a way that adversely affects the value of the notes. In setting the silver spot price, the LBMA has no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the silver spot price. Any change of this kind could cause a decrease in the silver spot price, which would adversely affect the value of the notes.

In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts or other official bodies. Any event of this kind could adversely affect the silver spot price and, as a result, could adversely affect the value of the notes.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling silver, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the hypothetical Initial Level of $30.00, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), and a Digital Return of 19.25%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$0.00	-100.00%	-90.00%
$15.00	-50.00%	-40.00%
$22.50	-25.00%	-15.00%
$24.00	-20.00%	-10.00%
$27.00	-10.00%	0.00%
$28.50	-5.00%	0.00%
$30.00	0.00%	0.00%
$31.50	5.00%	19.25%
$33.00	10.00%	19.25%
$36.00	20.00%	19.25%
$45.00	50.00%	19.25%
$52.50	75.00%	19.25%
$60.00	100.00%	19.25%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $30.00 to a Final Level of $22.50, representing a Percentage Change of -25%.  Because the Percentage Change is negative and the Final Level of $22.50 is less than the Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $850 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-25% + 10%)] = $850

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $30.00 to a Final Level of $27.00, representing a Percentage Change of -10%.  Although the Percentage Change is negative, because the Final Level of $27.00 is less than the Initial Level by not more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $30.00 to a Final Level of $31.50, representing a Percentage Change of 5%.  Because the Final Level of $31.50 is greater than the Initial Level and the Percentage Change of 5% is positive, the investor receives a payment at maturity of $1,192.50 per $1,000 principal amount per note, representing a positive return equal to the Digital Return.

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $30.00 to a Final Level of $36.00, representing a Percentage Change of 20%.  Because the Final Level of $36.00 is greater than the Initial Level and the Percentage Change of 20% is positive, the investor receives a payment at maturity of $1,192.50 per $1,000 principal amount per note, representing a positive return equal to the Digital Return.

Certain U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental United States Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

The Underlying Asset

We have derived the following information from publicly available documents published by Blackrock Institutional Trust Company, N.A. (“BTC”). We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset and the Underlying Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Asset. Neither we nor BMO Capital Markets Corp. participated in the preparation of the publicly available documents described below. Neither we nor BMO Capital Markets Corp. has made any due diligence inquiry with respect to the Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Underlying Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Asset could affect the value of the shares of the Underlying Asset on the Valuation Date and therefore could affect the Payment at Maturity.

iShares consists of numerous separate investment portfolios, including the Underlying Asset. The Underlying Asset is a grantor trust that issues shares of the trust, called “iShares®”, representing fractional undivided beneficial interest in its net Assets. The Underlying Asset was formed on April 21, 2006 and sponsored by BlackRock Asset Management International Inc., a subsidiary of BlackRock, Inc. The Bank of New York Mellon, is the trustee and JPMorgan Chase Bank N.A., London branch is the custodian of the iShares® Silver Trust.

The Underlying Asset primarily holds silver and from time to time issues one or more blocks of 50,000 shares, or “baskets,” in exchange for deposits of silver and distributes silver in connection with redemptions of baskets. The investment objective of the Underlying Asset is for its shares to reflect the price of silver owned by the Underlying Asset less the expenses and liabilities of the Underlying Asset.  The only ordinary recurring expenses of the Underlying Asset is the sponsor’s fee, which is accrued daily and paid monthly in arrears at an annualized rate equal to 0.50% of the adjusted net asset value of the Underlying Asset.

The Underlying Asset’s silver is valued on the basis of each business day’s announced silver spot price, the price for an ounce of silver set by three market making members of the LBMA at approximately 12:00 noon, London time on each business day.  The net asset value of the Underlying Asset is equal to the value of silver owned by the Underlying Asset and other assets, minus all accrued expenses and liabilities.

Information provided to or filed with the SEC by the Underlying Asset under the Securities Exchange Act of 1934 can be located at the SEC’s facilities or through the SEC’s website at www.sec.gov by reference to SEC CIK number 1330568. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The shares of the Underlying Asset trade on the NYSE Arca under the symbol “SLV”.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices for the Underlying Asset from the first quarter of 2007 through March 29, 2011.

The historical prices of the Underlying Asset are provided for informational purposes only.  You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Prices of the Underlying Asset

		High	Low

2007	First Quarter	14.70	12.17
	Second Quarter	13.99	12.19
	Third Quarter	13.66	11.48
	Fourth Quarter	15.33	13.19

2008	First Quarter	20.64	15.04
	Second Quarter	18.17	16.00
	Third Quarter	18.94	10.29
	Fourth Quarter	12.38	8.88

2009	First Quarter	14.34	10.43
	Second Quarter	15.75	11.67
	Third Quarter	17.14	12.50
	Fourth Quarter	18.89	15.82

2010	First Quarter	18.44	14.75
	Second Quarter	19.12	17.08
	Third Quarter	21.40	17.16
	Fourth Quarter	30.18	21.51

2011	First Quarter(through March 29, 2011)	36.47	26.23